Mr. K Hiller,

Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.W.,

Washington, D.C. 20549.

24 August 2007

Dear Mr. Hiller:

Re: BHP Billiton Limited and BHP Billiton Plc Form 20-F for the fiscal year ended June 30, 2006 (file No. 001-09526)

Thank-you for your letter dated July 25, 2007 setting forth additional comments from the Staff of the Commission regarding the annual report on Form 20-F for the fiscal year ended June 30, 2006 (the “2006 Form 20-F”) of BHP Billiton Limited and BHP Billiton Plc (together, “the Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our response immediately following each comment:

Annual Financial Statements, page F-1

Consolidated Cash Flow Statement, page F-7

1.	We note your response to prior comment 2, indicating your preference to not report exploration costs that are expensed as incurred, which enter into the determination of profit or loss, as operating cash flows. We have discussed your particular circumstances and views with our Division Chief Accountant’s Office, and continue to believe that reclassification of these expenditures is necessary to comply with IAS 7

Response 1

Following our conference call on 24 August 2007 with the Staff, BHP Billiton proposes to make the following amendments to our filing for the year ended 30 June 2007, and subsequent years (page references are to the 2006 Form 20-F):

Page F-14 – Exploration and evaluation expenditure accounting policy. The policy will be expanded to include reference to the fact that cash flows associated with exploration and evaluation activities are classified in the cash flow statement as investing cash flows.

Page F-73 – Note 32 – Notes to the consolidated cash flow statement. The presentation of the “Reconciliation of net cash provided by operating activities to net profit after taxation” will be modified to remove any ambiguity regarding whether the “exploration and evaluation expense (excluding impairments)” line item is cash or non-cash. Furthermore, a footnote to this line item “exploration and evaluation expense (excluding impairments)” will be included to explain that these costs are classified as investing cash flows in the cash flow statement and are therefore a reconciling item between profit after taxation and net operating cash flows. This footnote will also reconcile the exploration expenditure included as investing activities in the cash flow statement with the amounts expensed and capitalised during the year.

Page F-86 – Note 39 – US Generally Accepted Accounting Principles disclosures. The “Consolidated cash flow statement” paragraph will be modified to clarify the disclosures. In respect of exploration and evaluation cash flows, it will clarify that the amount expensed under US GAAP (comprising US$561 million expensed under IFRS and an additional US$29 million expensed under US GAAP) is treated as an operating cash flow for US GAAP, rather than investing. In respect of the overburden removal costs, the disclosure will clarify that overburden removal costs are capitalised under IFRS and treated as an investing cash flow but expensed under US GAAP and treated as an operating cash flow (following adoption of EITF 04-6).

Additionally, as outlined in the response to prior comment two in our letter dated 6 July 2007, the line item in the cash flow statement will be described as “Exploration expenditure (including amounts expensed)”.

Note (H) Exploration, Evaluation and Development Expenditure

2.	We note your response to prior comment 3, regarding your policy of capitalizing drilling expenditures you incur at a producing mine for the purpose of converting mineralized material to proven and probable reserves, or for further delineation of existing of proven and probable reserves. You state that you apply this policy to all drilling costs incurred “…within the physical boundaries of the known mineralized material”, reasoning that these are for the purpose of converting mineralized material to proven and probable reserves, even though drilling activity associated with a particular cost that is capitalised may not alone result in incremental reserves. Further, you indicate that this policy encompasses costs other than drilling, such as costs of “…mine planning, metallurgical, environmental, social, legal and economic evaluation,” as these impact modifying factors that must change in converting mineralised material to proven and probable reserves.

Please further expand your proposed disclosure to include this information, as set forth in the last paragraph of your response to prior comment 3. Also clarify in the policy note how each of the parameters and criteria listed in your reply, which you consider in determining whether a particular cost is eligible for capitalisation, are applied.

For example, explain whether for costs to be capitalised the drilling must be within the physical boundaries of the mineralised material of the existing producing property; and whether any extension of the reserves within the ore body must be capable of being mined under the rights granted under the existing leases; also clarifying the geographic proximity criteria and identifying the constraints on your ability to declare economically recoverable reserves that would preclude capitalisation of costs under your policy. Disclose your rationale for applying this to producing properties, but not to other properties on which you have established proven and probable reserves.

Response 2

The Company intends to include the following note for the USGAAP adjustments relating to exploration, evaluation and development expenditure in the forthcoming 20-F. Words in italics are alterations from the note disclosed in the 2006 Form 20-F.

“(H) Exploration, evaluation and development expenditure

Under IFRS the BHP Billiton Group follows the ‘area of interest’ method in accounting for petroleum exploration and evaluation expenditure. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised.

Under IFRS exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred, except where it relates to an area of interest which was previously acquired in a business combination and measured at fair value on acquisition. Under US GAAP exploration and evaluation expenditure on mineral properties is charged to the income statement as incurred.

Under IFRS and US GAAP, drilling costs incurred on existing mineral properties (both development properties and producing mines) may be capitalised where its purpose is to extend the reserves by the conversion of mineralised material to proven and probable reserves, or for further delineation of existing proven and probable reserves. The key parameters and criteria which must be satisfied for drilling costs to be capitalised are:

•	The drilling must occur within the existing physical boundaries of the area defined as the reserve or non-reserve mineralisation;

•	Any extensions to the reserves within the ore body must be capable of being mined under the rights granted by existing leases; and

•	The drilling costs must be incurred on mineralised material which is economically recoverable.

Other modifying factors that are considered in the plan to convert mineralised material to reserves include mine planning, metallurgical, environmental, social, legal and economic evaluation.

Development costs incurred after a property has been determined to be commercially viable are capitalised under IFRS and US GAAP as development costs.”

The Company respectfully advises the Staff that our previous response that “This practice is currently only applied to producing properties” was made in the context of discrete drilling programs, which only occur at producing properties for the purpose of converting mineralised material to reserves. The same policy described for producing properties is applied to development properties however, such costs form part of the overall development of the property and are not identified as a discrete drilling program. This policy and practice is in accordance with the principles advised by the Staff in their comment letter of March 18, 2002 which stated that “With regards to producing mines or development properties, US GAAP permits the capitalization of expenditures only when excavation or drilling is for the purpose of extending reserves by converting mineralized material to proven and probable reserves, or for further delineation of existing proven and probable reserves as defined in Industry Guide 7”.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact me in Australia on (011) (613) 9609 3821, or by email at Nigel.Chadwick@BHPBilliton.com.

We would of course welcome the opportunity to discuss any of these matters further with the Staff in the event further clarification is required.

Yours sincerely,

/s/ Nigel Chadwick
Nigel Chadwick
Group Financial Controller